Exhibit 99.(b)(3)

Amendment to the Bylaws of

Van Wagoner Funds, Inc.

Approved by the Board of Directors on March 7, 2005

RESOLVED:  that the last sentence of Article I, Section 7 of the Bylaws be amended to read, “Unless a greater number is required by statute or by the charter, a plurality of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to elect a director, and a majority of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to take or authorize any other action which may properly come before the meeting.